UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 2)*

Velo3D, Inc.
(Name of Issuer)

Common Stock, par value $0.00001 per share
(Title of Class of Securities)

92259N104
(CUSIP Number)

December 31, 2021
(Date of Event Which Requires Filing of this Statement)

Check the Appropriate Box to Designate the Rule Pursuant to Which this Schedule Is Filed:

☐       Rule 13d-1(b)

☐       Rule 13d-1(c)

☒       Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of Reporting Persons Spitfire Sponsor LLC
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 8,550,000
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 8,550,000
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,550,000
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented By Amount in Row (9) 4.67%(1)
12.	Type of Reporting Person (See Instructions) OO

(1) Calculated based on 183,163,826 shares of Common Stock outstanding as of November 12, 2021 as reported on the Issuer’s Form 10-Q, filed on November 16, 2021.

1.	Names of Reporting Persons Barry S. Sternlicht
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 8,550,000
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 8,550,000
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,550,000
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented By Amount in Row (9) 4.67%(1)
12.	Type of Reporting Person (See Instructions) IN

(1) Calculated based on 183,163,826 shares of Common Stock outstanding as of November 12, 2021 as reported on the Issuer’s Form 10-Q, filed on November 16, 2021.

Item 1(a).	Name of Issuer

Velo3D, Inc.

Item 1(b).	Address of the Issuer’s Principal Executive Offices

511 Division St Campbell, CA 95008

Item 2(a).	Names of Persons Filing

This statement is filed by the entities and persons listed below, all of whom together are referred to herein as the “Reporting Persons”: (i) Spitfire Sponsor LLC (ii) Barry S. Sternlicht
Item 2(b).	Address of the Principal Business Office, or if none, Residence:

1601 Washington Ave, Suite 800 Miami Beach, FL 33139
Item 2(c).	Citizenship

See responses to Item 4 on each cover page.

Item 2(d).	Title of Class of Securities

Common Stock, par value $0.00001 per share.

Item 2(e).	CUSIP Number

92259N104

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a(n):

Not Applicable.

Item 4.

Ownership

(a)                Amount beneficially owned:

See responses to Item 9 on each cover page.

(b)                Percent of Class:

See responses to Item 11 on each cover page.

(c)                 Number of shares as to which the Reporting Person has:

(i)          Sole power to vote or to direct the vote:

See responses to Item 5 on each cover page.

(ii)         Shared power to vote or to direct the vote:

See responses to Item 6 on each cover page.

(iii)        Sole power to dispose or to direct the disposition of:

See responses to Item 7 on each cover page.

(iv)         Shared power to dispose or to direct the disposition of:

See responses to Item 8 on each cover page.

The reported securities are held by the Spitfire Sponsor LLC, which is controlled by the Barry S. Sternlicht and each of the foregoing may be deemed to be the beneficial owner of the reported securities. The filing of this Statement shall not be construed as an admission that either of the Reporting Persons is for purposes of Section 13(d) or 13(g) of the act, the beneficial owner of any securities covered by this Statement.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the Reporting Person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ☒

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

Not Applicable.

Item 8.	Identification and Classification of Members of the Group

Not Applicable.

Item 9.	Notice of Dissolution of Group

Not Applicable.

Item 10.	Certification

Not Applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:    February 7, 2022

Spitfire Sponsor LLC

/s/ Michael Racich
Name:	Michael Racich
Title:	Authorized Signatory

/s/ Barry S. Sternlicht
Name:	Barry S. Sternlicht